SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Press release dated May 12, 2021 - Eni: Resolutions of the Shareholders’ Meeting 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/Elena Badini
Name:	Elena Badini
Title:	Head of Company Law, Governance and Secretariat and Issuers’ Compliance

Date: May 12, 2021

Eni: Resolutions of the Shareholders’ Meeting 2021

•	Eni S.p.A. 2020 Financial Statements
•	2020 net profit, €1.607 billion
•	total dividend per share of €0.36
•	any use of Eni's available reserves for the payment of the 2021 interim dividend
•	restore full membership of the Board of Statutory Auditors
•	authorisation to the Board of Directors for buy-back programme of Eni shares
•	resolution in favour of the Report on remuneration paid

Rome, 12 May 2021 – The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:

♦	to approve the statutory financial statements at December 31, 2020 of Eni S.p.A. which report a net profit amounting to €1,606,976,739.49;
♦	to allocate the net profit for the period of €1,606,976,739.49, of which €1,178,270,781.37 remains following the distribution of 2020 interim dividend of €0.12 per share, as resolved by the Board of Directors of September 15, 2020, as follows:
•	to Shareholders in the form of a dividend of €0.24 per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the 2020 interim dividend of €0.12 per share. The total dividend per share for the financial year 2019 therefore amounts to €0.36; the payment of the balance of the 2020 dividend in the amount of €0.24 euro is payable on May 26, 2021, with an ex-dividend date of May 24, 2021 and a record date of May 25, 2021;
•	the amount remaining following the distribution of the proposed dividend to the available reserve;
♦	to approve any use of the available reserve(s) of Eni S.p.A. for the distribution, in whole or in part, of the interim dividend for the year 2021 in accordance with the guidelines provided for in the Shareholders' Remuneration Policy approved by the Board of Directors of Eni S.p.A. on February 18, 2021, delegating for this purpose the Board of Directors to proceed, subject to verification at the time of approval of the 2021 half-yearly report of the existence of the relevant legal conditions as well as those provided for this purpose by the Shareholders' Remuneration Policy;

♦	to appoint as standing Auditor Mrs. Marcella Caradonna*, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to about 95.767%, who will remain in office until the expiration of the current Board of Statutory Auditors, therefore, until the date of the Shareholders’ Meeting to approve the financial statements at December 31, 2022;
♦	to appoint as alternate Auditor Mr. Roberto Maglio*, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to about 95.728%, who will remain in office until the expiration of the current Board of Statutory Auditors, therefore, until the date of the Shareholders’ Meeting to approve the financial statements at December 31, 2022;
♦	to authorise the Board of Directors pursuant to and for the purposes of Article 2357 of the Italian Civil Code to proceed with the purchase of shares of the Company, in multiple tranches, for a period of eighteen months from the date of the resolution, for the purposes and in compliance with the scenario conditions referred to in the explanatory report of the Board of Directors, within the time limits and on the conditions set out below:
-	the maximum number of shares to be purchased is equal to 7% of the ordinary shares (and 7% of social capital) making up Eni S.p.A. social capital (excluding treasury shares already held, representing 0.92% of share capital), for a total outlay of up to €1,600 million. The purchases shall be carried out within the limits of distributable profit and available reserves as reported in the most recent regularly approved financial statements. In connection with purchases of treasury shares, an equal amount of the available reserves or distributable profits will be allocated to a specific restricted reserve as long as the treasury shares are held;
-	the purchases shall be made at a price to be determined on a case-by-case basis, having regard to the procedures selected to execute the transaction and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices, which shall not be more than 10% greater or lower than the official price registered by the Eni SpA stock in the trading session of the Mercato Telematico Azionario, organised and operated by Borsa Italiana SpA, on the day before each individual transaction;

-	purchases of treasury shares shall be executed in such a manner as to ensure equal treatment of shareholders and in compliance with any regulatory requirements, including EU rules, and (if applicable) current accepted market practices and specifically:
0.	on regulated markets in accordance with the operating procedures established in the rules on the organisation and operation of the markets themselves, which do not permit the direct matching of bids with predetermined offers;
1.	with the procedures established by market practices accepted by Consob pursuant to Article 13 of Regulation (EU) no. 596/2014 (if applicable); and
2.	under the conditions specified in Article 5 of Regulation (EU) no. 596/2014, as specified in the resolution;
♦	with reference to point 6 of the agenda (Authorisation to purchase treasury shares; Related and consequent resolutions) to grant the Board of Directors - with the authority to delegate to the Chief Executive Officer and for the latter to sub-delegate - all powers necessary to execute the resolutions referred to in this point, taking all actions required, appropriate, instrumental and/or connected with the successful execution of those resolutions, as well as to provide the market disclosure required by legislation, including EU rules, and (if applicable) current accepted market practices.

In addition Eni’s Shareholders Meeting resolved in favour of the Report on remuneration paid pursuant to Art. 123-ter, paragraph 4, of the Consolidated Law on Finance (Section II of the Report on remuneration policy and remuneration paid).

Finally, the Shareholders' Meeting rejected the proposed liability action presented by any shareholders.

The curricula of the Statutory Auditors appointed are available on www.eni.com.

Notes

(*) Candidature presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.37% of the Eni S.p.A. The candidate declared to hold requirements provided by the law and By-laws (included the independence requirements pursuant to Art. 148, paragraph 3 of the Consolidated Law on Finance) and by the recommendations 9 and 7 of the Corporate Governance Code which Eni S.p.A. adopted.

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